24TH Floor - 1111 W. Georgia St.
Vancouver, BC, Canada V6E 4M3
Phone: 604.685.5492 Fax: 604.685.2536
www.buffalogold.ca

July 19th, 2007

Trading Symbol: TSXV – BUF.U
OTC\BB – BYBUF
FWB – B4K

KINBAURI GOLD REPORTS FIRST DRILL PROGRAM AT EL VALLE INTERSECTS 11.1g/t GOLD AND 2.27% COPPER OVER 25.6 METRES

Vancouver, B.C., July 19th, 2007 – Buffalo Gold Ltd. (TSX-V: BUF.U; OTC-BB: BYBUF; FWB: B4K, "Buffalo", or "the Company") is pleased to report that it has been informed by Kinbauri Gold Corp. (TSX-V: KNB, "Kinbauri") of positive drill results at the El Valle project in Spain. Buffalo holds a 25.4% strategic interest in Kinbauri as part of the Company's on-going strategy of aggressively adding value through investing in or acquiring projects and companies that offer considerable growth potential. (See Buffalo news release July 4th, 2007.) In a news release issued earlier today, Kinbauri reported:

"…the first set of assay results from its drill program at El Valle. The objective of the on-going 7,000m drill program is to define resources to support six years of production, assuming reasonable conversion to reserves. Area 107 and Black Skarn North are being targeted for their continuity of gold and copper mineralization and proximity to existing mining infrastructure. Results from the first ten holes, drilled from the existing mine workings, are summarized in the table below.

HOLE(1)	From (m)	To (m)	Thickness(2) (m)	Au (g/t)	Ag (g/t)	Cu (%)	Zone (3) Section
07KV1001	70.30	79.30	9.00	**4.5**	6.4	**0.31**	A107
including	*73.20*	*79.30*	*6.10*	***5.6***	*8.1*	***0.39***	10
07KV1001	80.80	85.30	4.50	**2.1**	9.3	**0.85**	
07KV1002	167.00	173.40	6.40	**6.40**	27.6	**0.99**	A107
Including	*169.35*	*173.40*	*4.05*	***8.90***	*36.6*	***0.91***	9
07KV1003	51.60	53.70	2.10	**7.60**	54.5	**2.17**	NBS & A107
07KV1003	64.50	69.00	4.50	**2.20**	6.7	**0.69**	10
07KV1004	47.80	52.25	4.45	**2.80**	11.2	**0.57**	NBS
07KV1004	66.20	69.60	3.40	**2.30**	13.3	**1.50**	6
07KV1004	105.20	109.40	4.20	**7.30**	9.1	**1.07**	
07KV1005	45.30	50.30	5.00	**2.10**	14.6	**0.79**	NBS
including	*45.30*	*46.50*	*1.20*	***2.37***	*20.0*	***1.58***	*7*
07KV1005	78.80	101.20	22.40	**1.50**	9.7	**0.70**	
including	*89.00*	*90.70*	*1.70*	***3.35***	*22*	***1.07***	
07KV1006	83.25	89.15	5.90	**3.60**	5.0	**0.19**	NBS & A107

07KV1006	213.95	217.40	3.45	**3.70**	24.7	**1.03**	12
including	*216.25*	*217.40*	*1.15*	***6.13***	*36.0*	***1.35***	
07KV1007	151.10	152.90	1.80	**4.33**	7.0	**1.16**	A107
07KV1007	157.70	166.00	8.30	**5.90**	102.4	**7.68**	8
07KV1008	93.85	94.90	1.05	**6.23**	41.0	**1.35**	A107
07KV1008	124.70	128.30	3.60	**12.3**	5.5	**0.36**	4
07KV1009	65.1	137.1	72.00	**5.10**	22.9	**1.40**	A107
including	*108.7*	*134.25*	*25.55*	***11.10***	*47*	***2.27***	11
07KV1010	150.00	154.20	4.20	**6.9**	18.1	**0.98**	A107
Including	*153.00*	*154.20*	*1.20*	***12.7***	*7.0*	***0.46***	3

(1) See Schedule A for relative location: (2) True thicknesses have not been calculated, pending confirmation of geological and mineralization geometry: (3) A107 – Area 107; NBS – Black Skarn North.

These results extend the mineralization at Area 107 (beyond its defined resource area as of March 21, 2007) a minimum of 50m to the southeast, 150m to the west and 100m at depth. As noted in sections 10 and 12, high copper (sulphide) and gold values coincide with the apparent intersection of the Area 107 epithermal structure and the Black Skarn to the southeast. The results also suggest that Black Skarn North may be continuous with the Monica Zone some 350 metres to the south. As of March 21, 2007 Ore Reserves Engineering ("ORE") estimated (i) indicated resources of 12,000 ounces gold (38,000 tonnes at 9.8g Au/t) and inferred resources of 342,000 ounces gold (913,000 tonnes at 11.6g Au/t) for Area 107; (ii) inferred resources of 73,000 ounces gold and 5,000 tonnes copper (445,000 tonnes at 5.1g Au/t and 1% Cu) for Black Skarn North; and (iii) measured and indicated resources of 203,000 ounces gold and 19,000, tonnes copper (1,426,000 tonnes at 4.4g Au/t and 1.3% Cu) and inferred resources of 17,000 ounces gold and 2,000 tonnes copper (126,000 tonnes at 4.2g Au/t and 1.6% Cu) for the Monica Zone.

The underground drill program is on-going and should be completed in September. It is being supervised by Mr. Santiago Gonzalez, Kinbauri Espana's senior geologist with quality control being provided by Dr. C. F. Gleeson, P. Eng., Kinbauri's Vice-President of Exploration: both qualified persons as defined by N.I. 43-101.

Kinbauri has established an Analytical Quality Assurance Program to control and assure the analytical quality of assays. This program includes the systematic addition of a blank sample, a pulp duplicate and a standard to each batch of 20 samples. The samples are obtained from HQ core sawed in half, crushed, pulverized, homogenized and split in Kinbauri's on site facility at El Valle. Samples are sent to ITMA's laboratory in Oviedo, Spain for analyses. In addition 5% of the samples are sent to ALS Chemex's laboratory in Canada for check analyses. Gold assays are carried out on 30 gram splits using fire assay procedures with an atomic absorption finish.

This press release was prepared by Dr. V.N. Rampton, P.Eng. in his capacity as a qualified person.

About Kinbauri

Kinbauri is a mineral exploration company focused on the development of mineral properties, primarily precious metal prospects in northwestern Spain, Nevada and Canada. Its immediate focus is to expand and upgrade resources to reserves at the El Valle property in Asturias, Spain with a view to re-starting operations at the mine and mill complex there, and to establish resources to support a mine and mill at Corcoesto in Galicia, Spain where it has an option to earn a 65 percent interest. It currently has 43,372,320 common shares issued and outstanding;

67,056,236, fully diluted. **Effective July 16th, 2007, Kinbauri's classification as a mining company was upgraded to Tier 1 by the TSXV.**"
For more information on Kinbauri Gold Corp., please see the company website: www.kinbauri-gold.com .

About Buffalo Gold
Buffalo's management is dedicated to maximizing shareholder value through growth strategies that emphasize careful opportunity assessment and vigilant project management. Buffalo is aggressively exploring at the Mt. Kare project in Papua New Guinea where the Company has defined a NI43-101 compliant indicated resource of 1.4 million ounces of gold at a 1.0 g/t gold equivalent cut-off. (See Buffalo news release dated June 21st, 2007.) Buffalo has a portfolio of gold exploration projects in producing and past-producing regions of Australia and recently vended the Company's Australian uranium properties into Australian uranium explorer Bondi Mining Ltd (ASX: BOM) for a 44% interest in that company. In July 2007, Buffalo announced a merger with Sargold Resource Corporation (TSX-V: SRG), a junior gold miner with mining and exploration projects in Sardinia, Italy.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U), please visit the company website at www.buffalogold.ca .

On behalf of the Board of Directors of
BUFFALO GOLD LTD.

"*Damien Reynolds*"

Damien Reynolds,
Chair of the Board of Directors
and Chief Executive Officer

For further information please contact:
Julie Hajduk, Investor Relations
E-mail: julie@buffalogold.ca
Phone: 604.685.5492 or T.F. 1.888.685.5492



MEASURED + INDICATED
12,000 ounces gold
(38,000 t @ 9.8 g Au/t)
INFERRED
342,000 ounces gold
(913,000 t @ 11.6 g Au/t)
LIMITING THRUST
El Valle Pit
VAL.188
VAL.191
VAL.192
VAL.193
VAL.48
VAL.195
VAL.1051
VAL.1052
VAL.1034
VAL.1053
VAL.1056
VAL.1037
VAL.1054
VAL.1036
VAL.1055
VAL.1057
VAL.1058
VAL.1073
VAL.1059
VAL.1061
VAL.1067
VAL.1065
VAL.1064
VAL.1063
VAL.1071
VAL.1069
VAL.1060
VAL.1072
VAL.1066
VAL.1062
VAL.1074
VAL.1012H
VAL.1010H
07kv 1012
07kv 1010
07kv 1008
07kv 1014
07kv 1016
07kv 1007
07kv 1002
07kv 1001
07kv 1003
07kv 1009R
07kv 1013
07kv 1006
07kv 1017
07kv 1011
Section - 1
Section - 2
Section - 3
Section - 4
Section - 5
Section - 6
Section - 7
Section - 8
Section - 9
Section - 10
Section - 11
Section - 12
Section - 13
Section - 14
1200
1400
1600
1800
400
300
200
100
00
-100
Drill Holes
In Progress
Drilled by RNGM
Drilled by Kinbauri
0
100 m
Kinbauri España S.L.
SCHEDULE A
Longitudinal Section through Area 107